1725 Shepherd Road Chattanooga, TN 37421 United States of America

May 7, 2024
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Anastasia Kaluzienski and Robert Littlepage

Re: Astec Industries, Inc.
Form 10-K for the Year ended December 31, 2023
Filed February 28, 2024
File No. 001-11595

Ladies and Gentlemen:

This letter sets forth the response of Astec Industries, Inc. (the “Company”) to the comment letter dated April 5, 2024 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s annual report on Form 10-K for the year ended December 31, 2023, filed on February 28, 2024 (the "Prior 10-K"). For your convenience, each of the Staff’s comments has been repeated below in its entirety in italicized font, with the Company’s response to each such comment set out immediately underneath it.

Form 10-K for the Year Ended December 31, 2023

Note 19. Operations by Industry Segment and Geographic Area, page 72

1.Pursuant to ASC 280-10-50-30(b), revise your segment presentation to provide a total for your reportable segments' measure of profit or loss and reconcile such total to income before income taxes. Please note that your "Corporate and Other" category presented under ASC 280-10-50-15 does not represent a reportable segment and should be excluded from the reportable segment total.

Response: We respectfully acknowledge the Staff’s comment. We will revise our segment presentation to provide a total for our reportable segments’ measure of profit or loss that excludes the “Corporate and Other” category from such total and will also reconcile such total to income before income taxes in our future filings, beginning with our Form 10-Q for the second quarter ending on June 30, 2024.

An example of our proposed revised disclosure, based on the Prior 10-K is as follows:

The Company has revised its presentation for the prior periods below to remove the presentation of Corporate and Other in conjunction with the reportable segment results and reconcile the total of our reportable segments’ measure of profit or loss to income before income taxes whereby Corporate and Other costs, net of eliminations, have been removed from total reportable segments’ Segment Operating Adjusted EBITDA and included in the reconciliation to income before income taxes.

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Total Segment Operating Adjusted EBITDA for the Company’s reportable segments and a reconciliation of total reportable Segment Operating Adjusted EBITDA to Income before income taxes, is set forth below for the periods presented (in millions):

	Years Ended December 31,
(in millions)	2023	2022	2021
Segment Operating Adjusted EBITDA
Infrastructure Solutions	$105.8	$73.0	$73.9
Materials Solutions	50.8	44.5	39.1
Segment Operating Adjusted EBITDA - reportable segments	156.6	117.5	113.0
Reconciliation of Segment Operating Adjusted EBITDA to Income before income taxes
Corporate and Other	(44.9)	(46.5)	(48.2)
Transformation program	(29.2)	(25.5)	(13.4)
Curtailment and settlement loss on pension and postretirement benefits, net	—	—	(4.7)
Restructuring and other related charges	(7.7)	(6.2)	(2.9)
Asset impairment	(1.2)	(3.5)	(0.2)
Gain on sale of property, equipment and business, net	3.1	0.7	0.6
Transaction costs	—	(2.0)	—
Interest expense, net	(6.8)	(1.5)	(0.6)
Depreciation and amortization	(25.6)	(27.9)	(30.2)
(Elimination) recapture of intersegment profit	(1.5)	(0.7)	0.4
Income before income taxes	$42.8	$4.4	$13.8

2.Remove all disclosures of the non-GAAP measure you identify as the Company total "Segment Operating Adjusted EBITDA" and delete the reconciliation of this non-GAAP measure appearing on page 73 of your GAAP financial statements.

Response: We respectfully acknowledge the Staff’s comment and will remove all references to Segment Operating Adjusted EBITDA as being a non-GAAP financial measure as well as delete the reconciliation of the Company total Segment Operating Adjusted EBITDA in future filings, beginning with our Form 10-Q for the second quarter ending on June 30, 2024.

* * * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at hjonker@astecindustries.com or (423) 553-5930.

Very truly yours,
/s/ Heinrich H. Jonker
Heinrich H. Jonker
Interim Chief Financial Officer